THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2012	2013	2012	2013
	Restated		Restated
	Note 1(g)		Note 1(g)
REVENUE
Loan fees	$30,545	$37,268	$63,437	$75,286
Other income - Note 5	11,544	9,389	24,500	20,874
	42,089	46,657	87,937	96,160

OPERATING EXPENSES
Salaries and benefits	17,672	14,325	34,528	28,787
Provision for credit losses - Note 4	10,798	7,289	11,466	16,543
Retention payments	2,271	1,665	8,828	3,434
Selling, general and administrative	6,406	5,076	12,895	10,045
Rent	4,911	4,457	9,677	8,891
Advertising and promotion	1,063	1,437	2,753	2,806
Depreciation of property and equipment	1,785	1,568	3,561	3,128
	44,906	35,817	83,708	73,634
OPERATING MARGIN	(2,817)	10,840	4,229	22,526

CORPORATE AND OTHER EXPENSES
Corporate expenses	6,626	9,247	11,584	15,995
Interest expense	3,068	4,644	3,237	9,247
Depreciation of property and equipment	291	228	587	538
Amortization of intangible assets	1,212	1,766	1,499	3,628
Impairment of property and equipment	3,017	-	3,017	-
Expense to settle pre-existing relationships with third-party lenders	36,820	-	36,820	-
INCOME (LOSS) BEFORE INCOME TAXES	(53,851)	(5,045)	(52,515)	(6,882)

INCOME TAXES - NOTE 7
Current (recovery)	(398)	(287)	(570)	(1,634)
Deferred (recovery)	(12,293)	(478)	(11,745)	734
	(12,691)	(765)	(12,315)	(900)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(41,160)	$(4,280)	$(40,200)	$(5,982)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 9
Basic	17,424,946	17,500,146	17,422,347	17,556,731
Diluted	17,424,946	17,500,146	17,422,347	17,556,731

BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$(2.36)	$(0.24)	$(2.31)	$(0.34)

DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$(2.36)	$(0.24)	$(2.31)	$(0.34)

See accompanying notes to the interim consolidated financial statements

2

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian Dollars)

(unaudited)

	September 30	March 31
	2012	2013
	Restated
	Note 1(g)
ASSETS

Current Assets
Cash	$13,598	$13,017
Restricted cash - Note 3	5,541	9,356
Consumer advances receivable, net - Note 4	32,440	30,474
Other receivables - Note 5	19,481	14,915
Prepaid expenses and other assets	2,454	2,303
Income taxes receivable	4,576	2,880
Deferred tax assets	12,183	11,390
	90,273	84,335

Long term receivable - Note 5	460	450
Deposits and other assets	1,162	1,155
Deferred tax assets	424	715
Deferred financing costs	7,523	6,898
Property and equipment, net of accumulated depreciation of $36,180 and $39,398	23,157	21,287
Intangible assets, net of accumulated amortization of $7,831 and $10,101	39,760	37,524
Goodwill	39,685	39,685
	$202,444	$192,049

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,055	$1,646
Accrued liabilities - Note 6	27,882	21,690
Current portion of deferred revenue	1,000	1,000
Current portion of deferred lease inducements	436	399
Current portion of obligations under capital leases and other obligations	1,180	1,245
	31,553	25,980

Deferred revenue	3,917	3,417
Deferred lease inducements	985	826
Obligations under capital leases and other obligations	3,608	4,121
Senior secured notes - Note 8	126,033	126,586
Deferred tax liabilities	2,832	3,064
	168,928	163,994

SHAREHOLDERS' EQUITY
Share capital, number of voting common shares, issued and oustanding - 17,496,646 and 17,571,813 - Note 9	46,652	47,091
Additional paid-in capital	4,700	4,782
Retained earnings	(17,836)	(23,818)
	33,516	28,055
	$202,444	$192,049

Litigations, Claims and Contingencies - Note 11

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to the interim consolidated financial statements

3

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of Canadian Dollars)

(unaudited)

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity

Balance, September 30, 2011 (Restated - Note 1(g))	$46,149	$4,178	$31,955	$82,282
Total comprehensive income	-	-	(43,522)	(43,522)
Dividends to common shareholders	-	-	(6,269)	(6,269)
Issuance of common shares	503	(211)	-	292
Stock-based compensation expense	-	733	-	733
Total of other equity movements	503	522	(6,269)	(5,244)
Balance, September 30, 2012 (Restated - Note 1(g))	$46,652	$4,700	$(17,836)	$33,516
Net income (loss) and comprehensive income (loss)	-	-	(5,982)	(5,982)
Issuance of common shares	439	(182)	-	257
Stock-based compensation expense	-	264	-	264
Total of other equity movements	439	82	-	521
Balance, March 31, 2013	$47,091	$4,782	$(23,818)	$28,055

See accompanying notes to the interim consolidated financial statements

4

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2012	2013	2012	2013
	Restated		Restated
	Note 1(g)		Note 1(g)
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$(41,160)	$(4,280)	$(40,200)	$(5,982)
Items not affecting cash:
Depreciation of property and equipment	2,076	1,796	4,148	3,666
Amortization of intangible assets	1,212	1,766	1,499	3,628
Impairment of assets	3,017	-	3,017	-
Provision for credit losses - Note 4	10,798	7,289	11,466	16,543
Expense to settle pre-existing relationships with third-party lenders	36,820	-	36,820	-
Stock-based compensation	193	119	386	264
Accretion of long-term debt discount and amortization of deferred financing costs	353	611	353	1,199
Deferred income taxes	(12,291)	(478)	(11,745)	734

Change in non-cash working capital:
Consumer advances receivable, net - Note 4	3,345	1,365	865	(14,577)
Other receivables and long-term receivables	(1,833)	(2,078)	(6,925)	4,576
Prepaid expenses, deposits and other assets	522	581	673	158
Income taxes receivable	(1,446)	3,045	(1,495)	1,696
Accounts payable and accrued liabilities	370	(4,848)	2,031	(5,755)
Income taxes payable	(6)	-	(130)	-
Deferred revenue	(606)	(250)	(694)	(500)
Deferred lease inducements	175	(91)	138	(196)
	1,539	4,547	207	5,454

INVESTING ACTIVITIES
Acquisition of short-term advances - Note 4 b (i)	(27,235)	-	(27,235)	-
Expense to settle pre-existing relationships with third-party lenders	(36,820)	-	(36,820)	-
Cash restricted - Note 3	(3,100)	3,394	3,157	(3,815)
Funding from (paid to) third-party lenders	1,275	(3,394)	(235)	474
Purchase of intangible assets	(29,822)	(236)	(29,860)	(505)
Purchase of property and equipment	(668)	(588)	(2,433)	(1,698)
	(96,370)	(824)	(93,426)	(5,544)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other obligations	(175)	(317)	(413)	(727)
Proceeds from issuance of senior secured notes	102,577	-	102,577	-
Deferred financing costs	(6,357)	8	(7,373)	(21)
Dividends paid on common shares	(2,092)	-	(4,183)	-
Issuance of common shares	34	-	50	257
	93,987	(309)	90,658	(491)

INCREASE (DECREASE) IN UNRESTRICTED CASH	(844)	3,414	(2,561)	(581)
UNRESTRICTED CASH, BEGINNING OF PERIOD	11,317	9,603	13,034	13,598
UNRESTRICTED CASH, END OF PERIOD	$10,473	$13,017	$10,473	$13,017

Supplemental cash flow information:
Interest paid	$28	$112	$133	$226
Interest received	1	12	3	13
Income taxes paid (inclusive of tax refunds)	1,056	(3,330)	1,056	(3,330)
Non-cash investing and financing activities:
Addition of capital lease obligations and other obligations	$363	$1,198	$639	$1,311
Addition of consumer loans portfolio in exchange for senior secured notes	22,779	-	22,779	-

See accompanying notes to the interim consolidated financial statements

5

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Nature of Business

The Cash Store Financial Services Inc. (TSX: CSF, NYSE: CSFS) (the “Company” or “The Cash Store Financial”) operates primarily under two branch banners: Cash Store Financial and Instaloans. The Company acts as a lender and broker to facilitate short-term advances and lines of credit, as well as, to provide other financial services to income-earning consumers. The Company has operations in Canada and the United Kingdom.

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd.  operate in the United States under the name "Cash Store". The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Summary of Significant Accounting Policies and Other Matters

(a)	Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

These interim consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2012 filed with Canadian securities regulators and the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2012 filed with the United States Securities and Exchange Commission. Refer to Note 1(g) for details of adjustments related to prior period financial statements.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the three and six months ended March 31, 2013 are not necessarily indicative of the results that may be expected for a full fiscal year.

All figures are presented in Canadian dollars, unless otherwise disclosed.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(b)	Use of Estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenue and expenses during the reporting periods. Certain significant judgments, estimates and assumptions, such as those related to the provision for credit losses, valuation of acquired loans and line of credit advances, valuation of goodwill and intangible assets, deferred income taxes, the inputs in the calculation of financial covenants under the indenture governing the senior secured notes, and accrued liabilities related to litigation and claims, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Revenue Recognition

Revenue arising from direct lending of consumer advances (including: short-term advances and line of credit advances) to customers is recognized on a constant yield basis ratably over the term of the related loan, in loan fees in the consolidated statement of operations. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. The Company charges late interest and default fees on direct lending consumer advances in default status. Late interest and default fees are recorded once collected.

Revenue from brokering short-term advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been collected.

Revenue from brokering and the credit assessment of lines of credit advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage and credit assessment fees have been collected.

Included in other income in the consolidated statement of operations is revenue from insurance products, card fees, banking services, interest and default fees collected, money transfer, cheque cashing and other miscellaneous services and fees. For these services, revenue is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged has been collected from the customer. Services where the Company acts as an agent on behalf of third-party providers include banking services, card products, money transfers, bill payment services, and insurance products and is classified as agency fee income in Note 5(b).

(d)	Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances and lines of credit advances, the funding is provided by third-party lenders. These short-term advances and lines of credit advances provided by the third-party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s consolidated balance sheet.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(d)	Retention Payments (continued)

To facilitate the short-term advance and line of credit advance business, the Company has entered into agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as collection services. Under the terms of the Company’s agreements with third-party lenders, responsibility for losses suffered on account of uncollectible advances rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed short-term advance or line of credit advance was applied for through an authorized outlet, ensuring each potential customer meets the short-term advance or line of credit advance selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing management services throughout the term of the short-term advance or line of credit advance and providing collection services on behalf of the third-party lender for all short-term advances and lines of credit advances funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s board of directors (the “Board of Directors”) regularly approves a resolution which authorizes management to pay an amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Also included in retention payments are amounts paid to third-party lenders to purchase line of credit advances that exceed the advances fair value. The arrangements with the third party lenders permit the Company to purchase advances brokered for consideration of at least the fair value at the Company’s discretion.

(e)	Provision for Credit Losses

Advances in default consist of direct lending consumer advances originated by the Company which are past due. The Company defines a past due or delinquent advance whereby payment has not been received in full from the customer on or before its maturity. A provision for credit loss is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding advances owed to the Company, historical percentages of advances written off, current collection patterns and other current economic trends. The provision for credit losses reduces the carrying amount of consumer advances receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflects, to a lesser extent, management’s judgement regarding overall accuracy. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for credit losses at that time. If the advances remain past due for an extended period of time, a provision for the entire amount of the advance is recorded. The Company’s policy for charging off uncollectible consumer advances originated by the Company is to write the advance off when a it remains in default status for an extended period of time without any extended payment arrangements made. Advances to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the provision for credit losses expense.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(f)	Consumer Advances Receivable

Unsecured short-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer advances receivable. Consumer advances receivable are reported net of a provision as described above in “Provision for Credit Losses” and any deferred fees or costs. Origination fees on these advances, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

Consumer advances receivable that bear interest are placed on nonaccrual status once the loan becomes past due. Interest and default fees on past due advances receivable is recorded once collected.

Acquired Short-Term Advances and Line of Credit Advances

Short-term advances and line of credit advances acquired from the Company’s third-party lenders fall within the scope of FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality” as they have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that all contractually required payments will not be collected. As such, acquired short-term advances and line of credit advances are accounted for separately from short-term advances and line of credit advances originated by the Company and are initially recorded at fair value, which represents expected cash flows discounted at a market rate of interest. The Company’s estimate of fair value of acquired short-term advances and line of credit advances includes assumptions regarding the amount and timing of both principal and interest payments, future credit losses, prepayments and discount rates. A provision for credit losses is not recorded at the acquisition date on acquired short-term advances because the fair value incorporates an estimate of expected credit losses. A loss on the acquisition of lines of credit advances is included in retention payments expense if the purchase price is greater than the fair value of the pooled portfolio of line of credit advances acquired. Quarterly acquisitions of the lines of credit advances are pooled for reporting purposes.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(f)	Consumer Advances Receivable (continued)

Acquired Short-Term Advances and Line of Credit Advances (continued)

Income recognition on acquired short-term advances and line of credit advances is based on a reasonable expectation of the timing and amount of cash flows to be collected. The expected cash flows in excess of fair value are recorded as interest income over the remaining life of the loan (accretable difference). The excess of contractual principal and interest over the expected cash flows is not recorded (non accretable difference). Subsequent to the acquisition date, any increases in cash flow over those expected at the purchase date in excess of the fair value that are significant and probable are recorded as an adjustment to the accretable difference on a prospective basis. Any subsequent decreases in cash flow below those expected at the purchase date that are significant and probable are recognized through an immediate reduction in the carrying amount of the portfolio and included in the provision for credit loss expense.

The determination of fair value of acquired short-term advances and line of credit advances relies heavily on estimates and significant judgements regarding future collections. Changes in those estimates could materially impact the interim consolidated financial statements.

Transfer of Short Term Advances

Short term advances that the Company has originated on its own behalf may be transferred to third-party lenders in exchange for cash. When advances are transferred to third-party lenders it is done so at fair value. The determination of fair value relies on estimates and judgements regarding future collections using the methodology described in Note 1 (e) to these interim consolidated financial statements.

Under the terms of the arrangements with the Company’s third-party lenders, the Company is maintained as the lender on record for the transferred advances and must continue to deal with, collect, maintain and enforce such advances on the third-party lenders behalf in all respects. The Company must pay a participation fee to the third-party lenders based on the principal of all advances collected for the agreed term of the advance at a rate that is equivalent to the interest rate accrued on the transferred advance. The participation fee is recorded in retention payments expense.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(g)	Adjustments Related to Prior Period Financial Statements

The consolidated financial statements for the comparative periods, including the year ended September 30, 2012, the three and the six months ended March 31, 2012 and the three months ended December 31, 2012, as initially reported, have been amended and restated to correct for an error resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. The restatement impacts the years ended September 30, 2012 and September 30, 2011 and the fifteen months ended September 30, 2010. The restatement resulted in a reduction in net income in the fifteen months ended September 30, 2010 of $6,601, an increase in net income in the year ended September 30, 2011 of $1,537 and an increase in net loss of $433 in the year ended September 30, 2012.

The effect of the restatement on the consolidated balance sheet as at September 30, 2012 is as follows:

	September 30, 2012
	As Reported	Adjustments	Restated

Other receivables	$17,332	$2,149	$19,481
Deferred tax assets (current)	10,486	1,697	12,183
Long term receivable	2,609	(2,149)	460
Accrued liabilities	20,688	7,194	27,882
Retained earnings (deficit)	(12,339)	(5,497)	(17,836)

The effect of the restatement on the consolidated statement of operations and comprehensive income (loss) for the three and six months ended March 31, 2012 and the three months ended December 31, 2012 is as follows:

March 31, 2012	Three Months Ended			Six Months Ended
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Corporate expenses	$6,626	$-	$6,626	$11,653	$(69)	$11,584
Interest expense	2,892	176	3,068	2,892	345	3,237
INCOME (LOSS) BEFORE INCOME TAXES	(53,675)	(176)	(53,851)	(52,239)	(276)	(52,515)
Provision for income taxes - Current (recovery)		-	-		-	-
Provision for income taxes - Deferred (recovery)	(12,247)	(46)	(12,293)	(11,628)	(117)	(11,745)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(41,030)	(130)	(41,160)	(40,041)	(159)	(40,200)
BASIC EARNINGS (LOSS) PER SHARE	$(2.35)	(0.01)	$(2.36)	$(2.29)	(0.02)	$(2.31)
DILUTED EARNINGS (LOSS) PER SHARE	$(2.35)	(0.01)	$(2.36)	$(2.29)	(0.02)	$(2.31)

December 31, 2012	Three Months Ended
	As Reported	Adjustments	Restated

Corporate expenses	$6,712	$33	$6,745
Interest expense	4,400	203	4,603
INCOME (LOSS) BEFORE INCOME TAXES	(1,598)	(236)	(1,834)
Provision for income taxes - Current (recovery)	401	(1,748)	(1,347)
Provision for income taxes - Deferred (recovery)	(347)	1,562	1,215
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(1,652)	(50)	(1,702)
BASIC EARNINGS (LOSS) PER SHARE	$(0.09)	(0.01)	$(0.10)
DILUTED EARNINGS (LOSS) PER SHARE	$(0.09)	(0.01)	$(0.10)

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies and other matters (continued)

(g)	Adjustments Related to Prior Period Financial Statements (continued)

The effect of the restatement on the consolidated statement of cash flows for the three and six months ended March 31, 2012 and the three months ended December 31, 2012 is as follows:

March 31, 2012	Three Months Ended			Six Months Ended
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Net income (loss)	$(41,030)	$(130)	$(41,160)	$(40,041)	$(159)	$(40,200)
Deferred income taxes	(12,245)	(46)	(12,291)	(11,628)	(117)	(11,745)
Other receivables and long-term receivables	(5,942)	4,109	(1,833)	(6,925)	-	(6,925)
Accounts payable and accrued liabilities (i)	5,578	(5,208)	370	1,520	511	2,031
OPERATING ACTIVITIES	2,814	(1,275)	1,539	(28)	235	207
Funding from (paid to) third-party lenders (i)	-	1,275	1,275	-	(235)	(235)
INVESTING ACTIVITIES	(97,645)	1,275	(96,370)	(93,191)	(235)	(93,426)

December 31, 2012	Three Months Ended
	As Reported	Adjustments	Restated

Net income (loss)	$(1,652)	$(50)	$(1,702)
Deferred income taxes	(347)	1,562	1,215
Other receivables and long-term receivables	463	6,191	6,654
Income taxes receivable	399	(1,748)	(1,349)
Accounts payable and accrued liabilities (i)	8,915	(9,822)	(907)
OPERATING ACTIVITIES	4,778	(3,867)	911
Funding from (paid to) third-party lenders (i)	-	3,868	3,868
INVESTING ACTIVITIES	(8,592)	3,868	(4,724)

(i)	In addition to the restatement described above, the Company has chosen to correct certain immaterial errors in presentation in the statement of cash flows in the comparative periods. The correction involved reclassifying the change in amounts due to third-party lenders from operating activities to investing activities in the comparative periods presented.

As a result of the restatements, the previously filed consolidated financial statements of the Company for the years ended September 30, 2012 and September 30, 2011, and the fifteen month period ended September 30, 2010, as well as, the interim unaudited consolidated financial statements for the periods ended December 31, 2011, March 31, 2012, June 30, 2012 and December 31, 2012 and the associated MD&A disclosure for the applicable periods should no longer be relied upon. The Company is in the process of preparing restated financial statements, as well as the related MD&A disclosures for such periods and expects to file these as soon as possible.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 2 – Changes in Accounting Policies and Practices

The following standards were adopted for the three and six month period ended March 31, 2013:

In September 2011, FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The ASU is effective for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 has not had a material impact on the Company’s interim consolidated financial statements.

In December 2011, FASB issued ASU No. 2011-11 “Disclosures about Offsetting Assets and Liabilities”. This ASU attempts to provide users of financial statements with information to understand the extent of offsetting in the statement of financial position and improve comparability between International Financial Reporting Standards and U.S. GAAP. The adoption of the provisions of ASU No. 2011-11 has not had a material impact on the Company’s interim consolidated financial statements.

In July 2012, FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU attempts to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill (Subtopic 350-30)”. The adoption of the provisions of ASU No. 2012-02 has not had a material impact on the Company’s interim consolidated financial statements.

Accounting Pronouncements Not Yet Adopted:

In February 2013, FASB issued ASU No. 2013-04 “Liabilities – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date - (Topic 405)”. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date except for obligations addressed within existing guidance in U.S. GAAP. The Company is currently evaluating the impact of the adoption of the provisions of ASU No. 2013-04 on its consolidated financial statements.

Note 3– Restricted Cash

As at March 31, 2013, restricted cash includes $3,100 (September 30, 2012 - $3,100) of funds held by a vendor as security related to agency arrangements and $6,256 (September 30, 2012 - $2,441) advanced from third-party lenders in excess of consumer advances written to customers.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 4 – Consumer Advances Receivable, net

	September 30	March 31
	2012	2013
Short-term advances receivable	$50,834	$61,310
Term loans receivable	569	569
Lines of credit advances receivable	849	834
Allowance for credit losses	(26,397)	(38,559)
Consumer advances originated by the Company	25,855	24,154
Acquired short-term advances and line of credit advances	6,585	6,320
	$32,440	$30,474

a)	Consumer Advances Receivable Originated by the Company:

Age analysis of Consumer Advances Receivable:

	September 30	March 31
	2012	2013

Current	$17,019	$14,279
1-30 days past due date	8,791	6,883
31-60 days past due date	3,934	4,812
61-90 days past due date	3,469	3,714
Greater than 90 days past due date	19,039	33,025
	52,252	62,713
Allowance for credit losses	(26,397)	(38,559)
	$25,855	$24,154

Analysis of Provision for Credit Losses:

	12 months ended	6 months ended
	September 30	March 31
	2012	2013
Balance, beginning of period	$2,783	$26,397
Provisions made for credit losses	31,004	16,543
Write-offs	(7,408)	(4,098)
Effect of foreign exchange translation	18	(283)
Balance, end of period	$26,397	$38,559

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 4 – Consumer Advances Receivable, net

a)	Consumer Advances Receivable Originated by the Company (continued):

Transfer of Short Term Advances

During the three and six months ended March 31, 2013, the Company transferred $nil and $11,009, respectively, of gross short-term advances receivable to a third-party lender in exchange for cash. The gross advances were transferred at fair value and no gain or loss was recorded. The fair value of the transferred advances of $9,236 was determined using the gross value less a provision for credit losses of $1,773. Included in retention payments expense is $243 of participation fees paid to the third-party lender.

b)	Acquired Short-Term Advances and Line of Credit Advances

	September 30	March 31
	2012	2013
January 31, 2012 short-term advances acquisition (Note 4b(i))	$6,585	$4,407
Fiscal Q2 2013 acquired line of credit advances (Note 4b(ii))	-	1,913
	$6,585	$6,320

(i)	January 31, 2012 Acquisition

On January 31, 2012, the Company acquired a portfolio of short-term advances from various third-party lenders. At the date of purchase, the undiscounted contractual cash flows of the acquired short-term advances portfolio totaled $319,906 and the expected cash flows at acquisition totaled $51,491. The Company recorded the fair value of the advances acquired of $50,014 as the carrying value of the acquired short-term advances as of the acquisition date. After collections and accretion of $45,607, the remaining carrying value of the acquired short-term advances balance as of March 31, 2013 was $4,407 (September 30, 2012: $6,585). There has been no subsequent recoveries or impairments recorded to date on this acquisition.

(ii)	Purchase of Line of Credit Advances

Commencing in February 2013, in order to better facilitate the collections of past due advances on its brokered lines of credit, the Company decided to purchase line of credit advances in Ontario from third-party lenders. All advances acquired during the three months ended March 31, 2013 have been reported on a pooled basis.

Over the period from February 1, 2013 to March 31, 2013, the Company purchased line of credit advances from the third-party lenders for total consideration of $7,138, representing the total contractual value of the line of credit advances. The purchase price in excess of fair value of $756 is recorded in retention payments on the statement of operations. As at the acquisition dates, the undiscounted contractual cash flows of the acquired line of credit advances totaled $7,138 and the undiscounted expected cash flows totaled $6,412. The Company recorded the fair value of the line of credit advances acquired of $6,382 as the carrying value of the acquired loans on the acquisition date. After collections and accretion of $4,469, the remaining carrying value of the acquired line of credit advances as of March 31, 2013 is $1,913.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 5 – Other Receivables and Other Income

(a)	Other Receivables

	September 30	March 31
	2012	2013
	Restated
	Note 1(g)
Due from investee corporations	$3	$10
Due from vendors for agency services	12,332	13,324
Other	7,606	2,031
	$19,941	$15,365

Long term portion:
Other	460	450
	$19,481	$14,915

Due from Vendors

Due from vendors includes $13,324 (September 30, 2012 - $12,332) of short term receivables from our vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid mastercard and insurance products to our customers. Included in this amount is $12,084 (September 30, 2012 - $10,492) due from one vendor.

Other

Amounts included in Other are amounts related to the BC Consumer Protection compliance order (Note 11 (b)(ii)), the third party administration of the British Columbia class actions settlement fund as at September 30, 2012 (Note 11 (a)(i)), amounts from the sale of a business and other amounts due in the normal course of business.

(b)	Other Income

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2012	2013	2012	2013
Agency fee income	$10,060	$6,062	$21,346	$14,297
Other income	1,484	3,327	3,154	6,577
	$11,544	$9,389	$24,500	$20,874

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 6 – Accrued Liabilities

	September 30	March 31
	2012	2013
	Restated
	Note 1(g)
Class-action settlements Note 11 (a)	$11,448	$5,471
Accrued salaries and benefits	2,807	2,937
Amounts due to third party lenders - Note 12	5,782	6,256
Interest accrued on long-term debt - Note 8	2,540	2,540
Other accruals	5,305	4,486
	$27,882	$21,690

The amounts due to third-party lenders include funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, any approved and unpaid retention payments, less repayments and interest amounts collected from customers. Amounts due to third-party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 7 – Income Taxes

The effective income tax rate as a percentage of income (loss) before income taxes was (15.2%) and (13.1%) for the three and six months ended March 31, 2013 respectively (for the three and six months ended March 31, 2012 – (23.6%) and (23.5%)) compared to a statutory rate of 25.3%. The effective tax rate differs from the Company’s statutory tax rate primarily due to a valuation allowance which has been recorded against losses generated in the United Kingdom during the current period and the prior year.

As at March 31, 2013, the Company has a tax loss carry forward in the amount of $13,484 (September 30, 2012 - $9,826).

The Company’s tax positions for 2008 to present in Canada remain subject to examination by Canadian tax authorities. The Company’s tax position for the current fiscal year and all open periods in the United Kingdom remains subject to examination by United Kingdom tax authorities.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 8 – Senior Secured Notes

On January 31, 2012, the Company issued, through a private placement in Canada and the U.S., $132.5 million of 11.5% Senior Secured Notes (the “Notes”).  The Notes mature on January 31, 2017 and bear interest on the aggregate principal amount from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January 31 and July 31 of each year, commencing in July of 2012. The notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The Notes are guaranteed, jointly and severally, on a senior secured basis, by each of the Company’s existing and future restricted subsidiaries that guarantee indebtedness or indebtedness of any subsidiary guarantor under any carve-out for credit facility. The Notes are secured on a second-priority basis by liens on all of the Company’s and its restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

Prior to July 31, 2014, the Company is entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under a trust indenture (the “Trust Indenture”) at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if:

•	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;
•	at least 65% of the aggregate principal amount of the Notes (including additional notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and
•	the redemption occurs within 90 days of such Equity Offering.

If a change in control occurs, the holders of the Notes will have the right to require the Company to purchase all or a portion of the Notes, at a purchase price in cash equal to 101% of the principal amount of the Notes offered for repurchase plus accrued interest to the date of purchase.

As at March 31, 2013, the Company was in compliance with all of the covenants in the Trust Indenture.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 9 – Share Capital

(a)	Issued share capital

	12 months ended		6 months ended
	September 30		March 31
	2012		2013
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,419,214	$46,149	17,496,646	$46,652
Transfer from contributed surplus for stock options exercised	-	211	-	182
Options exercised	77,432	292	75,167	257
Balance, end of period	17,496,646	$46,652	17,571,813	$47,091

(b)	Options to Employees and Directors

The Company has a stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	12 months ended		6 months ended
	September 30		March 31
	2012		2013
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of period	979,168	$9.42	1,219,236	$8.84
Granted	325,000	5.88	-	-
Exercised	(77,432)	3.77	(75,167)	3.39
Expired	-	-	(12,667)	3.39
Forfeited	(7,500)	8.80	-	-
Outstanding, end of period	1,219,236	8.84	1,131,402	9.26
Exercisable, end of period	662,573	$8.87	653,069	$9.78

At March 31, 2013, the number outstanding, the weighted average remaining contractual life, the weighted average exercise price and the number of options exercisable are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2008	75,000	9 days	$4.45	75,000
2009	169,733	12 mos.	6.65	169,733
2010	406,669	22 mos.	12.53	356,671
2011	155,000	40 mos.	12.96	51,665
2012	325,000	58 mos.	5.88	-
	1,131,402	32 mos.	$9.26	653,069

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 9 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

The Company is authorized to issue an additional 1,715,568 equity share options under its existing stock option plan.

A summary of the status of the Company's nonvested share options as of March 31, 2013, and the changes during the twelve months ended September 30, 2012, is presented below:

	September 30		March 31
	2012		2013
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	473,336	$12.17	556,663	$8.80
Granted	325,000	5.88	-	-
Vested	(239,173)	11.51	(78,330)	10.26
Forfeited	(2,500)	8.80	-	-
Nonvested, end of period	556,663	$8.80	478,333	$8.56

The pre-tax intrinsic value of options exercised during the three and six months ended March 31, 2013 was $nil and $93 respectively (twelve months ended September 30, 2012 - $162). The total fair value of options that vested during the three and six months ended March 31, 2013, was $nil and $222 respectively (twelve months ended September 30, 2012 - $765).

As at March 31, 2013, the aggregate intrinsic value of options outstanding was $nil (September 30, 2012 - $296), while the aggregate intrinsic value of the options that are currently exercisable was $nil (September 30, 2012 - $296).

As at March 31, 2013, there was $537 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.3 years.

For the three and six months ended March 31, 2013, the total cash received for stock options exercised totaled $nil and $255 respectively ($292 for the year ended September 30, 2012).

Note 10 – Per Share Amounts

For the three and six months ended March 31, 2013, the effect of dilutive securities was $nil. For the six months ended March 31, 2013, there were 1,131,402 of stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies

(a)	Litigation and Claims

(i)	British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 was disbursed to claimants in November 2012.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the three and six month periods ended March 31, 2013, the Company recorded accretion expense of $224 and $428 respectively in interest expense. The total liability related to the settlement at March 31, 2013 is $5,371 (September 30, 2012 - $11,303).

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(i)	British Columbia (continued)

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or charges collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(ii)	Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a statement of claim issued in Alberta alleging that the Company is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at March 31, 2013, a total of $100 (September 30, 2012 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(ii)	Alberta (continued)

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced were in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(iii)	Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(iv)	Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(iv)	Manitoba (continued)

April 23, 2010 Claim (continued)

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they had already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, Cash Store has appealed the Manitoba decision.

On January 30, 2013 a hearing was held where the appeal was heard. The court reserved its decision. It is estimated that it will take four months to receive the decision.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against the Company, The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(v)	Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(v)	Ontario (continued)

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(b)	Contingencies

(i)	Third-Party Lenders

The funding of advances for brokered products is provided to the customers by third-party lenders. The Company has entered into business arrangements with a number of third-party lenders that have decided to lend to its customers. Pursuant to these agreements, services related to the collection of documents and information, as well as, loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed, the advances have defaulted and the third-party lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lender’s loan portfolio (short-term advances and lines of credit advances) which totaled $28,640 as at March 31, 2013 (September 30, 2012 - $27,792).

To date, no claims have been made by the third-party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the third-party lenders.

(ii)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order.

On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order; however, in accordance with a January 28, 2013 court order, during the three months ended March 31, 2013, the Company deposited $1.1 million in trust pending the outcome of the appeal. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $187 (September 30, 2012 - $248) related to the Order in other accruals as at March 31, 2013. $61 was paid for penalties and legal costs subsequent to September 30, 2012. The appeal will be heard May 8 and 9, 2013 however it is not known as to when a final decision will be reached.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(b)	Contingencies (continued)

(iii)	Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in related to the Transaction.

For the three and six months ended March 31, 2013 costs of $1,746 attributable to the special investigation are included in selling, general and administrative expense. Included in accrued liabilities at March 31, 2013 is $343 related to costs associated with the special investigation.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 12 – Related Party and Other Transactions

(a) The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of AUC, acquired at a price of $0.06 per share. As at March 31, 2013, the carrying amount of this investment is $nil (September 30, 2012 - $nil). At March 31, 2013, the aggregate quoted market value of the Company’s investment in AUC was $nil (September 30, 2012 - $570).

The Company previously provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil for the three and six months ended March 31, 2013 respectively (three and six months ended March 31, 2012 - $95 and $189) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. As at March 31, 2013, the Company has a $9 (September 30, 2012 - $3) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

(b) RTF Financial Holdings Inc. (“RTF”)

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF acquired at a price of $0.06 per share. As at March 31, 2013, the carrying amount of this investment is $nil (September 30, 2012 - $nil). No aggregate quoted market value of the Company’s investment in RTF exists as RTF is not publicly traded.

The Company had a services agreement with RTF to provide services such as financial and accounting support and contracts administrative services. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil for the three and six months ended March 31, 2013 (three and six months ended March 31, 2012 - $50 and $110 respectively) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

(c) Third-party Lenders

(i)	A privately held entity that raises capital and provides advances to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the third-party lender predates Cameron Schiffner’s employment with the Company. Included in retention payments are $259 and $825 for the three and six months ended March 31, 2013 respectively (three and six months ended March 31, 2012 - $905 and $3,727) of amounts paid or payable directly to this third-party lender. As at March 31, 2013 included in accrued liabilities is $680 (September 30, 2012 - $659) due to this third-party lender. This amount has been included in the Company’s restricted cash balance. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $7,262 as at March 31, 2013 (September 30, 2012 - $7,240).

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 12 – Related Party and Other Transactions (continued)

(c) Third-party Lenders (continued)

(i)	As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 4, $45,520 of the total purchase consideration was paid to this third-party lender, of which $14,407 is an estimate of this third-party lender’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of the third-party lender by Cameron Schiffner’s brother.

As part of the acquisition of the lines of credit advances over the period from February 1, 2013 to March 31, 2013 as described in Note 4, $2,427 of the total purchase consideration was paid to this third-party lender, of which $275 is the loss on acquisition included in retention payment expenses.

(ii)	An immediate family member of Michael Shaw, a director of the Company, advanced funds to a privately held entity that raised capital and provided loans to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. The Company’s relationship with the third-party lender predates Michael Shaw’s directorship with the Company. Bruce Hull, who is a director of AUC, also advanced funds to this third-party lender. There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments for the three and six months ended March 31, 2012 are $314 and $1,377 respectively paid or payable directly to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $nil as at March 31, 2013 (September 30, 2012 - $nil).

As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 4, $23,944 of the total purchase consideration was paid to this third-party lender, of which $7,578 is an estimate of this third-party lender’s proportionate share in the expense to settle pre-existing relationships which was approximated based on the proportion of the consideration paid to each third-party lender.

(iii)	A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $6 and $6 for the three and six months ended March 31, 2013 respectively (three and six months ended March 31, 2012 - $5 and $5) paid or payable directly to this third-party lender. As at March 31, 2013, included in accrued liabilities is $165 (September 30, 2012 - $166) due to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $180 as at March 31, 2013 (September 30, 2012 - $171).

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 13 – Financial Instruments

(a)	Classification of Financial Instruments

The Company has made the following classifications: cash as held-for-trading, other receivables, consumer advances receivables and long term receivable as loans and receivables, and accounts payables and accrued liabilities, obligations under capital leases and other obligations, and senior secured notes as other financial liabilities.

(b)	Fair Values

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The fair value of consumer advances receivable, net (Level 3 measurement) and other receivables, accounts payable and accrued liabilities (Level 2 measurements) approximate their carrying values due to the relatively short-term nature of these balances. The fair value of obligations under capital leases and senior secured notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of arrangements. Based on estimates, the fair values (a Level 2 measurement) of the Company’s obligations under capital lease and other obligations and senior secured notes as at March 31, 2013 and September 30, 2012 are not significantly different than their carrying value.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)

(unaudited)

Note 14 – Segmented Information

The Company conducts business through two operating segments; Canada and the United Kingdom. The segments were determined based on information that the Chief Executive Officer and Chief Operating Officer review. For certain disclosure requirements the Company’s two operating segments have been aggregated together based on the similar nature of the operations, customers and regulatory environment.

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2012	2013	2012	2013

REVENUE
Canada	$39,633	$44,237	$83,659	$90,986
United Kingdom	2,456	2,421	4,278	5,174
	$42,089	$46,658	$87,937	$96,160

	September 30	March 31
	2012	2013

LONG-LIVED ASSETS
Canada	$99,972	$95,662
United Kingdom	2,630	2,834
	$102,602	$98,496

Long-lived assets include property and equipment, intangible assets and goodwill.

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